SembCorp Industries

02 MAY -7 AM 10:49

02028801

Rule 12g3-2(b) File No. 825109

19 April 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

SEMBCORP INDUSTRIES LTD

PROPOSED SALE BY SCI OF ITS REMAINING 20 PER CENT SHAREHOLDING IN SCS

THE PROPOSED SALE BY SEMBCORP INDUSTRIES LTD OF ITS REMAINING 20 PER CENT SHAREHOLDING IN SINGAPORE COMPUTER SYSTEMS LIMITED

The Board of Directors of SembCorp Industries Ltd ("**SembCorp Industries**" or the "**Company**") wishes to announce that Singapore Technologies Industrial Corporation Ltd ("**STIC**"), and its wholly-owned subsidiary, STIC Investments Pte Ltd ("**STICI**"), have today entered into a conditional sale and purchase agreement (the "**Sale and Purchase Agreement**") with Green Dot Capital Pte Ltd ("**Green Dot Capital**"), a wholly-owned subsidiary of Singapore Technologies Pte Ltd ("**STPL**"), under which STIC and STICI have agreed to sell to Green Dot Capital all their remaining holding of 30,666,900 ordinary shares of S$0.25 each in Singapore Computer Systems Limited ("**SCS**") (the "**Sale Shares**"), representing approximately 20 per cent shareholding in SCS (the "**Proposed Sale**").

Rationale for the Proposed Sale

SembCorp Industries has focused its operations in Utilities, Engineering & Construction, Environmental Engineering, Logistics and Marine Engineering. As Information Technology is not a key business of the Group, this sale is part of SembCorp Industries' programme of asset divestment and capital reallocation.

The Consideration

The aggregate consideration for the Sale Shares is approximately S$53 million at S$1.73 for each Sale Share and was arrived at following negotiations on a willing buyer and willing seller basis, with reference to the prices of SCS shares traded over the one month period commencing March 17, 2002. The consideration is to be satisfied fully in cash.

The ordinary shares of SCS are sold at a historical price-earnings ratio of 15.4 times and at a premium of 95 per cent over its net tangible assets as at December 31, 2001. SembCorp Industries will make an exceptional gain of approximately S$23 million from the Proposed Sale.

Financial Effects of the Proposed Sale

For the purposes of illustration, if the Proposed Sale had been completed on January 1, 2001, the financial effects of the Proposed Sale on the consolidated net tangible assets ("**NTA**") per ordinary share in the capital of the Company ("**Share**"), the earnings per Share ("**EPS**") and the net gearing of the SembCorp Industries Group, for the financial year ended December 31,

2001 taking into account the issue on February 28, 2002 by SembCorp Industries of 213.9 million Shares and 106.95 million warrants (the "**Warrants**") entitling the holders thereof to subscribe for an aggregate of 106.95 million Shares, assuming that no Warrants are exercised, are as follows:-

(a) NTA per Share will increase from 70.8 cents(1) to 72.1 cents primarily because of an exceptional gain of approximately S$23 million from the Proposed Sale.

(b) EPS will increase from 10.29 cents(2) to 11.45 cents due primarily to the exceptional gain arising from the Proposed Sale.

(c) Net gearing will also decrease from 0.91 times(3) to 0.88 times with the reduction in the Company's debts and the increase in the Company's shareholders' funds. The Company's debts will be reduced with the proceeds received from the Proposed Sale.

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(1) Based on NTA as at December 31, 2001, adjusted for the proceeds from the issue of 213.9 million Shares on February 28, 2002, divided by the number of Shares in issue as at December 31, 2001 and the 213.9 million Shares issued on February 28, 2002.

(2) Based on the earnings for the year ended December 31, 2001, adjusted for the imputed interest savings arising from the proceeds from the 213.9 million Shares issued on February 28, 2002 divided by the expected weighted annualised average number of Shares in issue for the financial year ending December 31, 2002.

(3) In computing the net gearing, the shareholders' funds and borrowings as at December 31, 2001 have been increased and decreased, respectively, by the proceeds from the 213.9 million Shares issued on February 28, 2002, which are assumed to be used to retire borrowings.

Chapter 9A of the Listing Manual

Temasek Holdings (Private) Limited ("**Temasek**") and STPL are substantial shareholders of SembCorp Industries, with direct shareholdings of 11.81 per cent and 39.06 per cent respectively. STPL is a wholly-owned subsidiary of Temasek.
The Proposed Sale is, therefore, an interested person transaction under Chapter 9A of the Listing Manual of the SGX-ST. Accordingly, the Proposed Sale will be subject to the approval of the shareholders of the Company at the extraordinary general meeting ("**EGM**") of the Company to be convened to approve the Proposed Sale.

Independent Financial Adviser's Advice and Audit Committee Statement

ANZ Singapore Limited ("**ANZ**") has been appointed as the independent financial adviser ("**IFA**") to the independent Directors of the Company to advise on whether the Proposed Sale is on normal commercial terms and is not prejudicial to the interests of the shareholders of the Company. As of the date hereof, ANZ is of the preliminary view that the terms of the Proposed Sale are on normal commercial terms and are not prejudicial to the interests of the shareholders of the Company.

The Audit Committee comprising Lua Cheng Eng, K Shanmugam and Richard Hale OBE, having considered and agreed with the preliminary view of ANZ, has reviewed the terms of the Proposed Sale and is satisfied that the terms of the Proposed Sale are on normal

commercial terms and are not prejudicial to the interests of the shareholders of the Company.

Approvals

The Sale and Purchase Agreement is conditional upon, inter alia, the following:-

(a) the approval of the shareholders of the Company at the EGM for the Proposed Sale; and

(b) the approval of the SGX-ST and such other approvals (if any) as may be required from any relevant authority in Singapore having jurisdiction over the Proposed Sale.

If either of the above conditions is not satisfied on or before June 12, 2002 (or such other date as STIC, STICI and Green Dot Capital may agree), the Sale and Purchase Agreement shall cease and determine and none of STIC, STICI nor Green Dot Capital shall have any claim against the others for costs, damages, compensation or otherwise arising out of the Sale and Purchase Agreement.

The Securities Industry Council has ruled that neither STPL nor Green Dot Capital will be required to make a general offer for SCS following the Proposed Sale.

Directors and Substantial Shareholders' Interests

Temasek and STPL currently hold 11.81 per cent and 39.06 per cent respectively of the issued share capital of the Company.

Temasek and STPL will abstain from voting in respect of their respective shareholdings in SembCorp Industries at the EGM to approve the Proposed Sale.

Peter Seah Lim Huat, Wong Kok Siew, Ho Ching and Tay Siew Choon, Directors of SembCorp Industries, are deemed to be interested in the Proposed Sale by reason of their directorships in STPL. Accordingly, Peter Seah Lim Huat, Wong Kok Siew, Ho Ching and Tay Siew Choon have abstained from all deliberations and from making any recommendation on the Proposed Sale and will also abstain from voting in respect of their respective shareholdings in SembCorp Industries (if any) at the EGM to approve the Proposed Sale.

Save as disclosed above, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Proposed Sale.

Circular to Shareholders

Further details of the Proposed Sale and the advice of the IFA will be included in the Circular to be despatched to the shareholders of the Company at a later date.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary

SembCorp Industries Ltd

April 19, 2002

For media enquiries, please contact :

Ms Soh Kim Lian
Assistant Vice President
Group Corporate Relations
SembCorp Industries

Tel : 63579160
Fax : 63522163

Email : soh.kimlian@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 19/04/2002 to the SGX